Exhibit 1

HEALTHTAB™ SIGNS AGREEMENT FOR MORE REXALL® PHARMACY LOCATIONS

VANCOUVER, BC – (GLOBE NEWSWIRE) – April 4, 2024 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce further expansion of HealthTab™ with Rexall Pharmacy Group ULC (“Rexall”). The Companies have been working closely to develop the best patient approaches and internal workflows to ensure the most successful deployment of this powerful point-of-care testing platform.

“To successfully screen and manage chronic and infectious disease, healthcare systems need pharmacists to play an active role,” said Hector Bremner, CEO of Avricore Health. “To do this well pharmacists need the best tools to have confidence in their results and the data to drive deeper insights.”

Last September, the Company announced its first testing location within Rexall’s Pharmacy Walk-In Clinic in Sherwood Park, Alberta. That location, a first for Rexall as well, offers both the Afinion 2™ blood-chemistry analyzer as well as the ID Now™ molecular platform by Abbott Rapid Diagnostics, giving patients quick access to their test results, and allowing for immediate consultation with their pharmacist.

The next steps will be to deploy a minimum of another 20 locations spread out between stores in Alberta and Ontario. After each deployment, the teams will collaborate to assess deployment workflow, refine processes and identify further deployment opportunities based on patient and pharmacist feedback.

With approximately 800 locations across Canada, HealthTab is expected to deepen its reach and empower more patients, and pharmacists, with health data insights that will drive better treatment plans, therapy adherence and patient outcomes.

About Rexall

With a dynamic history of innovation and growth dating back over a century, Rexall is a leading pharmacy retailer in Canada, dedicated to caring for Canadians’ health, one person at a time. Operating approximately 400 pharmacies across Canada, Rexall’s 8,000 employees provide compassionate care to patients, becoming their trusted health partners along their wellness journey.

Rexall is part of the Rexall Pharmacy Group ULC and a proud member of the global McKesson Canada Corporation family, a diversified healthcare company with deep roots in supporting patients across Canada.

For more information, visit rexall.ca. Follow us on Twitter: @RexallDrugStore, on Instagram at @RexallDrugStoreOfficial, and @RexallCareNetwork and on Facebook at @RexallDrugStore

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians are expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more than 10,000 pharmacies in Canada, 88,000 pharmacies in the US, and nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real-time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real-world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy for the adequacy or accuracy of the release.